BMI CAPITAL INTERNATIONAL LLC
REPORT PURSUANT TO RULE 17A-5(d)
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental exemption report (bound separately) have been filed simultaneously herewith as a Public Document.

BMI CAPITAL INTERNATIONAL LLC

TABLE OF CONTENTS







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68658

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMI Capital International LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street, Floor 3
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert H. Trapp 202-813-2915
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. CPA
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert H. Trapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMI Capital International LLC, as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MAGDALENA UKONU
COMMISSION EXPIRES
NOTARY PUBLIC
MAY 11, 2022
MONTGOMERY COUNTY, MD

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of BMI Capital International LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMI Capital International LLC (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 26, 2020

BMI CAPITAL INTERNATIONAL LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Cash	$	77,848
Accounts receivable		2,256
Due from Parent		6,000
Other assets		815
Total Assets	$	86,919

LIABILITIES AND MEMBER'S EQUITY

Federal SBA loan	$	68,000
Accounts payable, accrued expenses and other liabilities		6,980
Total Liabilities		74,980
Member's equity		11,939
Total Liabilities and Member's Equity	$	86,919

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
June 30, 2020

NOTE 1 – <u>ORGANIZATION AND NATURE OF THE BUSINESS</u>:

BMI Capital International LLC (the "Company"), a limited liability company, was originally organized in the State of Texas on June 18, 2012 as Morris Energy Advisors , Inc. and later converted their entity type and name in 2013 to Pretiosa Metalla LLC. The Company now operates its business from New York, New York as BMI Capital International LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA, The Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

The Company may be dependent upon the Member for funding to continue operations for the foreseeable future. The Member has committed to do so, including at least for the upcoming year through August 31, 2021.

NOTE 2 - <u>SIGNIFICANT ACCOUNTING POLICIES</u>:

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("Generally Accepted Accounting Principles", or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition:</u>

Investment banking revenues amounted to $117,056 for the year ended June 30, 2020, consisting primarily of fees from Mergers & acquisitions advisory services.

The Company earns fees from Mergers & acquisitions advisory services according to the terms of written engagement agreements with customers seeking a merger, acquisition, sale, or investment banking structuring. These agreements provide for various billing arrangements, such as initial and on-going retainers as well as success fees upon the closing of a transaction.

The Company continues to recognize revenues in accordance with the Financial Accounting Standards Board ("FASB") standard: *Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC Topic 606")*. The Company's use of *ASC Topic 606* continues to not have a material impact on its financial statements.

Notes to Financial Statements

The Company's revenue recognition policies under *ASC Topic 606* have the following principles:

1. A valid contract is approved by both parties, who are committed to its completion.
2. The Company identifies its performance obligations under the contract terms.
3. The Company allocates its revenue under the contract among its performance obligations.
4. As the Company satisfies its performance obligations under the contract, it recognizes the associated revenue amount, subject to collection being received or reasonably assured.
5. Customer billings made in accordance with contract terms may differ in timing from the appropriate revenue recognition amount, in which case the Company records an asset or liability balance to properly state revenues in accordance with ASC Topic 606.

The Company recognizes Commissions expense and any other direct contract costs in the same accounting period as the related revenues.

Guarantees:
The Company had no guarantees, as defined by FASB ASC 460, Guarantees, as of June 30, 2020 or for the year then ended.

Accounts Receivable:
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible. There were Accounts Receivable of $2,256 as of June 30, 2020.

Promotion Costs:
The Company expenses promotion costs as incurred.

Income Taxes:
The Company, with the consent of its Member, has elected to be a limited liability company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal or State Income Taxes is included in these financial statements.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense.

The Company is required to file income tax returns in federal, state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2020, no examinations have been initiated by any of the taxing authorities.

Notes to Financial Statements
June 30, 2020

Equipment:

Equipment is stated at cost less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. At June 30, 2020 the equipment was fully depreciated.

NOTE 3 – CASH:

The Company holds its cash only at one large federally insured U.S. bank. The Company received a $68,000 U.S. Small Business Association ("SBA") Economic Injury Disaster Loan ("EDIL") on June 13, 2020, but the proceeds of this loan do not provide the Company with any net capital relief as such loans have not to this point been designated in any way forgivable by the U.S. Congress under the CARES Act.

NOTE 4 - NET CAPITAL:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $2,868 at June 30, 2020, which was deficient of its required net capital of $5,000 by $2,132. The ratio of aggregate indebtedness to net capital at June 30, 2020 was 26.144 to 1, exceeding the ratio limit.

NOTE 5 – FEDERAL SBA LOAN:

The Company signed the loan documents under the SBA Economic Injury Disaster Loan ("EIDL") of the CARES Act on June 13, 2020 and received the loan proceeds of $68,000 on June 23, 2020. The receipt of these funds is dependent on the Company having initially qualified for the loan.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to working capital needs (as defined in the CARES Act) of the Company that, while permitted, would not result in forgiveness of a corresponding portion of the loan.

This $68,000 loan is aggregate indebtedness of the Company at June 30, 2020. It is a 3.75% annual interest loan with monthly payments first due in June 2021. There are no prepayment penalties on the loan.

NOTE 6 – MEMBER'S EQUITY:

BMI Financial Group Inc. is the sole member of the Company.

Notes to Financial Statements
June 30, 2020

NOTE 7 – OPERATING LEASES:

Effective December 31, 2019 the Company ended an annually renewing operating lease agreement for a monthly subleasing expense of approximately $2,470 per month for New York City office space. Beginning in January 2020 the Company entered an office sharing agreement with another New York City broker-dealer which results in no lease expenses for the Company.

Lease expenses for the year ended June 30, 2020 were $9,954.

The Company has adopted ASC Topic 842 *Leases*. Since the Company only uses short-term leases, ASC Topic 842 has not had a material impact on its financial statements taken as a whole, and is not expected to have a material impact going forward.

NOTE 8 – CONCENTRATION:

During the year ended June 30, 2020, the Company conducted private placement, mergers & acquisitions advisory, and finder fee services for four customers amounting to 56%; 31%; 11% and 2% of its Investment banking revenues.

NOTE 9 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions subsequent to the date of the statement of financial condition through the date these financial statements were available to be issued for matters requiring recognition or disclosure in these financial statements.

The Company still had deficient net capital at the issuance date. The Member has committed to funding the Company's continued operations, at least for the upcoming year through August 31, 2021.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of June 30, 2020, or during the twelve months then ended.

NOTE 11 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Notes to Financial Statements
June 30, 2020

For the year ending June 30, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the period then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.